FOIA CONFIDENTIAL TREATMENT REQUESTED

Apple Inc.	August 1, 2011
1 Infinite Loop
Cupertino, CA 95014

BY EDGAR AND HAND DELIVERY

To:	Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Apple Inc.

Form 10-Q for the Quarter Ended March 26, 2011, filed on April 21, 2011

File No. 000-10030

Dear Ms. Collins,

Apple Inc. (the “Company”) provides the following information in response to the comment contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 19, 2011, relating to the above-referenced filing.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”). For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (this “Letter”) and (b) the accompanying Request letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Apple Inc.” and each page is marked for the record with the identifying numbers and code “AI-001” through “AI-007.”

Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

We have reviewed the comment in your letter dated July 19, 2011, regarding the above-referenced filing and have provided the attached response. We have repeated the text of your comment and followed it with our response.

Confidential Treatment Requested by Apple Inc.

U.S. Securities and Exchange Commission August 1, 2011 Page 2	Confidential Treatment Requested by Apple Inc.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

  Form 10-Q for the Quarter Ended March 26, 2011

  Note 6. Commitments and Contingencies

  Contingencies, page 18

1.	Please describe in further detail the terms, arrangements, obligations and rights associated with the Settlement Agreement and Patent License Agreement entered into between the company and Nokia. Also, describe for us each element of these Agreements (i.e. settlement portion, past usage, future usage, etc.). Tell us how you considered the allocation guidance of ASC 605-25-25, by analogy, with regards to bifurcating such elements and tell us how you determined the value for each element. In addition, explain further how your allocation of these Agreements amongst the various elements impacts the timing of your expense recognition and tell us what impact, if any, such timing had on your materiality assessment for this settlement.

The Company herewith supplementally describes in further detail the terms, arrangements, obligations and rights associated with the Settlement Agreement and Patent License Agreement entered into between the Company and Nokia (collectively, the “Agreements”).

[*]

Confidential Treatment Requested by Apple Inc.

* - Three pages omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission August 1, 2011 Page 3	Confidential Treatment Requested by Apple Inc.

Accounting Analysis of the Agreements

In assessing whether the Agreements contained multiple accounting elements, the Company considered the guidance from the Remarks before the 2006 AICPA National Conference on Current SEC and PCAOB Developments by Joseph D. McGrath on December 11, 2006, the Remarks before the 2007 AICPA National Conference on Current SEC and PCAOB Developments by Eric C. West on December 10, 2007, and by analogy, ASC 605-25-25-5. Specifically, the Company considered whether i) the elements had separate economic value and substance; ii) the elements separately met the definition of an asset or liability; iii) there were instances where similar elements would be purchased or sold on an individual basis; and iv) the Company had a reasonable basis to make an allocation among the elements.

The Company reviewed the Agreements, and considered whether the rights and obligations therein represented accounting elements that should be recognized. [**]

[***] This approach was deemed reasonable and consistent with the guidance in ASC 605-25-25-2.

[***]

The Company’s materiality assessment of the amounts paid under the Agreements was based on the amounts allocated and the timing of expense recognition for each element. [***] Accordingly, the Company concluded the amount allocated and expensed related to the [***] were reasonable and immaterial to its consolidated financial statements.

*        *        *

If you have any questions regarding our response, you may contact me at (408) 974-6614 or Betsy Rafael, Vice President and Corporate Controller, at (408) 862-1401.

Very truly yours,

/s/ Peter Oppenheimer

Peter Oppenheimer

Senior Vice President, Chief Financial Officer

Confidential Treatment Requested by Apple Inc.

** - Two pages omitted and provided under separate cover to the Staff pursuant to Rule 83

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission August 1, 2011 Page 4	Confidential Treatment Requested by Apple Inc.

cc:	Betsy Rafael, Vice President and Corporate Controller, Apple Inc.
Bruce Sewell, Senior Vice President and General Counsel, Apple Inc.
Robert Plesnarski, O’Melveny & Myers, LLP
Martin Dunn, O’Melveny & Myers, LLP

Confidential Treatment Requested by Apple Inc.

AI-004